UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                  ICAGEN, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    45104P104
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                                 (CUSIP Number)

                               David C. Cavailier
                        Xmark Opportuntity Partners, LLC
                           90 Grove Street, Suite 201
                              Ridgefield, CT 06877
                                 203-588-2808
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 27, 2009
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     45104P104
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1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                 Xmark Opportunity Partners, LLC
                 20-2052197
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)               Not
            (b)            Applicable

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   United States

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     Number of                          7)  Sole Voting Power:        3,793,465*
                                            ------------------------------------
     Shares Beneficially                8)  Shared Voting Power:
                                            ------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   3,793,465*
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     Person With                       10)  Shared Dispositive Power:
                                            ------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,793,465*

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):     8.1%*

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14)  Type of Reporting Person (See Instructions):  IA

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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Icagen, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. David
C. Cavalier and Mitchell D. Kaye, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of August 27, 2009, Opportunity LP held 1,083,580 shares of Common Stock, $0.001 par value per share (the "Common Shares"), of the Company and Opportunity Ltd held 2,709,885 Common Shares of the Company. Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2009, there were 47,058,604 Common Shares of the Company issued and outstanding as of August 27, 2009. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,793,465 Common Shares of the Company, or 8.1% of the Common Shares of the Company deemed issued and outstanding as of August 27, 2009. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP and Opportunity Ltd, if any.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the Common Shares of the Company in the purchase transactions described in Item 5, as amended, on behalf of the Funds have come directly from the assets of the Funds. See Item 5 for further information.


Item 5.   Interest in Securities of the Issuer.
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          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2009, there were 47,058,604 Common Shares of the Company issued and outstanding as of August 27, 2009.

          As of August 27, 2009, Opportunity LP held 1,083,580 Common Shares of the Company and Opportunity Ltd held 2,709,885 Common Shares of the Company.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Cavalier and Kaye share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,793,465 Common Shares of the Company, or 8.1% of the Common Shares of the Company deemed issued and outstanding as of August 27, 2009.

          The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which were effected by the Funds in ordinary brokerage transactions), during the sixty (60) day period occurring on or prior to August 27, 2009:


                    Type of           Number                          Price per
     Date         Transaction       of Shares      Security Type      Share ($)
     ----         -----------       ---------      -------------      ----------

   07/10/2009      Purchase          26,300        Common Shares       $0.3600
   07/13/2009      Purchase           3,600        Common Shares       $0.3700
   08/03/2009        Sale           165,100        Common Shares       $0.8457
   08/04/2009        Sale            11,000        Common Shares       $0.8255
   08/11/2009        Sale            12,500        Common Shares       $0.8600
   08/27/2009        Sale            54,900        Common Shares       $1.0585

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 9, 2009                             XMARK OPPORTUNITY PARTNERS, LLC
                                              By:  XMARK CAPITAL PARTNERS, LLC,
                                                   its Managing Member

                                              By:     /s/ David C. Cavalier
                                                 -------------------------------
                                              Name:    David C. Cavalier
                                              Title:   Co-Managing Member



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).